Exhibit 99.1

Fiscal Q2 2011 WNS (Holdings) Limited
WNS Announces Second Quarter Fiscal 2011 Earnings
Financial Highlights:
GAAP Measures
•	Q2 revenues of $154.2 million, up 5.6% from the corresponding quarter last year and up 2.8% sequentially
•	Q2 net income[1] of $4.9 million, compared to net income[1] of $1.4 million in the corresponding quarter last year and net loss[1] of $6.0 million sequentially
•	Q2 diluted income per ADS of $0.11, compared to diluted income per ADS of $0.02 in the corresponding quarter last year and diluted loss per ADS of $0.14 sequentially
Non-GAAP Measures
•	Q2 revenue less repair payments[2] of $93.1 million, down 6.6% from the corresponding quarter last year, but up 4.3% sequentially
•	Q2 adjusted net income (ANI)[3] of $13.8 million, compared to $13.7 million in the corresponding quarter last year and $2.2 million sequentially
•	Q2 adjusted diluted net income per ADS of $0.31, compared to $0.31 in the corresponding quarter last year and $0.05 sequentially
Global headcount of 21,460 as of September 30, 2010
NEW YORK, NY and MUMBAI, INDIA, October 27, 2010 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global business process outsourcing (BPO) services, today announced results for the fiscal second quarter 2011 ended September 30, 2010.
Fiscal Second Quarter 2011 Financial Highlights
Revenue for the fiscal second quarter 2011 increased by 5.6 percent to $154.2 million, compared to $146.0 million in the corresponding quarter in the prior fiscal year, and increased by 2.8 percent sequentially from $150.0 million in the fiscal first quarter of 2011. Revenue less repair payments* for the fiscal second quarter 2011 declined 6.6 percent to $93.1 million, compared to $99.7 million in the corresponding quarter in the prior fiscal year, and increased 4.3 percent sequentially from $89.3 million in the fiscal first quarter of 2011. Revenue less repair payments declined largely as a result of the change in pricing terms with a large travel client, the weaker British Pound compared with the second quarter of fiscal 2010, lower volumes in the insurance and travel businesses. These headwinds were partially offset by the positive impact of improved pricing with a large insurance client and ramp ups of business with existing clients. The sequential increase in revenue less repair payments was a result of a stronger British Pound, improved pricing with a large insurance client and ramp ups of business with existing clients.
Gross margin, as a percentage of revenues were 21.5 percent in the fiscal second quarter 2011, compared to 25.3 percent in the corresponding quarter in the prior fiscal year and 17.8 percent in the fiscal first quarter of 2011. WNS’s adjusted gross margin excluding share based compensation expense*, as a percentage of revenue less repair payments, decreased to 35.9 percent in the fiscal second quarter 2011, compared to 38.2 percent in the corresponding quarter in the prior fiscal year, and increased compared to 30.1 percent in the fiscal first quarter of 2011. The decrease compared with the corresponding quarter in the prior fiscal year was primarily due to the impact of wage inflation, a stronger Indian Rupee and the change in pricing with a key travel client, as mentioned above. The sequential increase in adjusted gross margin excluding share based compensation* was primarily due to a lower number of employees on a quarterly average basis, a stronger British Pound and LEAN initiatives which have led to operational improvements.

[1]	Net income (loss) attributable to WNS shareholders

[2]	Revenue less repair payments only applies to the Auto Claims business. For all other businesses, revenue less repair payments are the same as revenue

[3]
Net income attributable to WNS shareholders excluding amortization of intangible assets, share-based compensation expense, related fringe benefit tax and net loss attributable to redeemable non-controlling interest

*	This is a non-GAAP measure. Reconciliations of non-GAAP financial measures to GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures” below

Fiscal Q2 2011 WNS (Holdings) Limited
Selling, General and Administrative (SG&A) expenses, as a percentage of revenues, were 12.7 percent in the fiscal second quarter 2011, compared to 15.1 percent in the corresponding quarter in the prior fiscal year and 13.1 percent in the fiscal first quarter of 2011. Adjusted Selling, General and Administrative (SG&A) expenses excluding share based compensation expense and related fringe benefit tax*, as a percentage of revenue less repair payments, were 20.3 percent in the fiscal second quarter 2011, compared to 18.7 percent in the corresponding quarter in the prior fiscal year and 21.5 percent in the fiscal first quarter of 2011.
Operating income, as a percentage of revenues, was 3.6 percent in the fiscal second quarter 2011, compared to operating income of 4.6 percent in the corresponding quarter in the prior fiscal year and operating loss of 0.5 percent in the fiscal first quarter of 2011. Adjusted operating income excluding amortization of intangible assets, share based compensation and related fringe benefit tax*, as a percentage of revenue less repair payments, was 15.6 percent in the fiscal second quarter 2011, compared to 19.5 percent in the corresponding quarter in the prior fiscal year and 8.6 percent in the fiscal first quarter of 2011. Operating margins during the fiscal second quarter were negatively impacted, as compared with the corresponding quarter in the prior fiscal year, by a change in pricing with a larger travel client, wage inflation and a stronger Indian Rupee. Operating margins improved sequentially as a result of a price increase with a large insurance client, a stronger British Pound and LEAN initiatives which have led to operational improvements.
Net income attributable to WNS shareholders for the fiscal second quarter 2011 was $4.9 million or $0.11 diluted income per ADS, compared to net income attributable to WNS shareholders of $1.4 million or $0.02 diluted income per ADS in the corresponding quarter in the prior fiscal year and net loss attributable to WNS shareholders of $6.0 million or $0.14 diluted loss per ADS in the fiscal first quarter of 2011. Adjusted net income* for the fiscal second quarter 2011 was $13.8 million or $0.31 adjusted diluted income per ADS, compared to $13.7 million or $0.31 adjusted diluted income per ADS in the corresponding quarter in the prior fiscal year and adjusted net income of $2.2 million or $0.05 adjusted diluted income per ADS in the fiscal first quarter of 2011.
Operational Highlights
“This quarter, we made significant progress on the five-point plan I had elaborated on during our last earnings call. We are eliminating waste and are running a more efficient organization. We are now operating as a vertical-led structure and have added top-quality talent to our sales, vertical and horizontal teams. Our renewed focus on domain, offerings and sales and marketing will continue to positively impact our pipeline while positioning us in larger and more sophisticated deals,” said Group Chief Executive Officer Keshav Murugesh.
“We still have opportunities to both streamline our business and expand our pipeline. We see tremendous growth potential in the global market and believe we are very well positioned to take advantage of these trends,” continued Murugesh.
Fiscal 2011 Guidance
WNS updated its revenue less repair payments guidance and reaffirmed its adjusted net income guidance for the fiscal year ending March 31, 2011 as follows:
•
Revenue less repair payments is now expected to be between $363 million and $378 million. This assumes an average GBP to USD exchange rate of 1.55 for the second half of the 2011 fiscal year, implying an average full year rate of 1.53.

•
Adjusted net income is expected to range between $43 million and $46 million. This assumes an average USD to INR exchange rate of 45 for the second half of the 2011 fiscal year, implying an average full year rate of 45.5.

*	This is a Non-GAAP measure. Reconciliations of non-GAAP financial measures to GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures” below

Fiscal Q2 2011 WNS (Holdings) Limited
“We have significantly improved our profitability this past quarter compared to the fiscal first quarter. In spite of a stronger Rupee, we are still on track in terms of our ANI guidance as a result of operational improvements which have led to a reduction in costs, a stronger British Pound and our long-term hedging strategy,” said Alok Misra, Group Chief Financial Officer. “We are investing some of our cost savings back into the business, supporting our front end and increasing our hunting and farming resources.”
Conference Call
WNS will host a conference call on October 27, 2010 at 8:00 am (EDT) to discuss the company’s quarterly results.
To participate in the call, please use the following details: +1-866-730-5763; international dial-in +1-857-350-1587; participant passcode 30993249. A replay will be available for one week following the call at +1-888-286-8010; international dial-in +1-617-801-6888; passcode 82171647, as well as on the WNS website, www.wns.com, beginning two hours after the end of the call.
About WNS
WNS (Holdings) Limited [NYSE: WNS] is a leading global business process outsourcing company. Deep industry and business process knowledge, a partnership approach, comprehensive service offering and a proven track record enables WNS to deliver business value to some of the leading companies in the world. WNS is passionate about building a market-leading company valued by our clients, employees, business partners, investors and communities. For more information, visit www.wns.com.
About Non-GAAP Financial Measures
For financial statement reporting purposes, WNS has two reportable segments: WNS Global BPO and WNS Auto Claims BPO. In the auto claims segment, which includes WNS Assistance and Chang Limited, WNS provides claims-handling and accident-management services, in which it arranges for automobile repairs through a network of third-party repair centers. In its accident-management services, WNS acts as the principal in dealings with the third-party repair centers and clients.
In order to provide accident-management services, WNS arranges for the repair through a network of repair centers. Repair costs are invoiced to customers. Amounts invoiced to customers for repair costs paid to the automobile repair centers are recognized as revenue. WNS uses revenue less repair payments for “fault” repairs as a primary measure to allocate resources and measure segment performance. Revenue less repair payments is a non-GAAP measure which is calculated as revenue less payments to repair centers. For “non fault repairs,” revenue including repair payments is used as a primary measure. As WNS provides a consolidated suite of accident management services including credit hire and credit repair for its “Non fault” repairs business, WNS believes that measurement of that line of business has to be on a basis that includes repair payments in revenue.
WNS believes that the presentation of this non-GAAP measure in the segmental information provides useful information for investors regarding the segment’s financial performance. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for WNS’s financial results prepared in accordance with US GAAP.
WNS presents Adjusted Net Income (ANI) and the other non-GAAP measures included in this release as supplemental measures of its performance. WNS presents these non-GAAP measures because it believes they assist investors in comparing its performance across reporting periods on a consistent basis by excluding items that it does not believe are indicative of its core operating performance. In addition, it uses these non-GAAP measures (i) as a factor in evaluating management’s performance when determining incentive compensation and (ii) to evaluate the effectiveness of its business strategies.

Fiscal Q2 2011 WNS (Holdings) Limited
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our Company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy, industry growth potential, expansion opportunities, expectations concerning our future financial performance and growth potential, including our fiscal 2011 guidance and future profitability, relevant foreign currency exchange rates, and our future operations. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These factors include but are not limited to worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; our ability to attract and retain clients; technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; the implications of the accounting changes and restatement of our financial statements as detailed in our annual report on Form 20-F for the fiscal year ended March 31, 2010 filed with the U.S. Securities and Exchange Commission (SEC), and any adverse developments in existing legal proceedings or the initiation of new legal proceedings; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; increasing competition in the BPO industry; our ability to successfully grow our revenue, expand our service offerings and market share and achieve accretive benefits from our acquisition of Aviva Global Services Singapore Pte. Ltd. (which we have renamed as WNS Customer Solutions (Singapore) Private Limited following our acquisition), and our master services agreement with Aviva Global Services (Management Services) Private Limited; our ability to successfully consummate strategic acquisitions; and volatility of WNS’s ADS price. These and other factors are more fully discussed in our annual report on Form 20-F for the fiscal year ended March 31, 2010 filed with the SEC which is available at www.sec.gov. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.
References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British Pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India.
CONTACT:

Investors & U.S. Media:	India Media:
Alan Katz	Smita Gaikwad
SVP — Investor Relations	VP — Corporate Communications
WNS (Holdings) Limited	WNS (Holdings) Limited
+1 212 277-8183	+91 22 40952461
ir@wns.com	smita.gaikwad@wns.com

Fiscal Q2 2011 WNS (Holdings) Limited
Growth of revenue (GAAP) and revenue less repair payments (non-GAAP)

				Quarter ended Sep 30, 2010
	Quarter ended			compared to
	Sep 30,	Sep 30,	Jun 30,	Sep 30,	Jun 30,
	2010	2009	2010	2009	2010
	(US dollars in millions)			(% growth)
Revenue (GAAP)	$154.2	$146.0	$150.0	5.6%	2.8%
Less: Payments to repair centers	61.1	46.3	60.7	31.8%	0.6%
Revenue less repair payments (Non-GAAP)	$93.1	$99.7	$89.3	(6.6)%	4.3%
Reconciliation of cost of revenue (GAAP to non-GAAP)

	Three months ended
	Sep 30,	Sep 30,	Jun 30,
	2010	2009	2010
	(US dollars in millions)
Cost of revenue (GAAP)	$121.0	$109.1	$123.3
Less: Payments to repair centers	61.1	46.3	60.7
Less: Share-based compensation expense	0.3	1.2	0.1
Adjusted cost of revenue (excluding payment to repair centers and share-based compensation expense) (Non-GAAP)	$59.6	$61.6	$62.5
Reconciliation of gross margin (GAAP to non-GAAP)

	Three months ended
	Sep 30,	Sep 30,	Jun 30,
	2010	2009	2010
	(US dollars in millions)
Gross margin (GAAP)	$33.2	$36.9	$26.7
Add: Share-based compensation expense	0.3	1.2	0.1
Adjusted gross margin (excluding share-based compensation expense) (Non-GAAP)	$33.5	$38.1	$26.8

	Three months ended
	Sep 30,	Sep 30,	Jun 30,
	2010	2009	2010
Gross margin as a percentage of revenue (GAAP)	21.5%	25.3%	17.8%
Adjusted gross margin (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	35.9%	38.2%	30.1%

Fiscal Q2 2011 WNS (Holdings) Limited
Reconciliation of selling, general and administrative expense (GAAP to non-GAAP)

	Three months ended
	Sep 30,	Sep 30,	Jun 30,
	2010	2009	2010
	(US dollars in millions)
Selling, general and administrative expenses (GAAP)	$19.7	$22.1	$19.6
Less: Share-based compensation expense	0.7	3.2	0.4
Less: Related FBT[1]	—	0.3	—
Adjusted selling, general and administrative expenses (excluding share-based compensation expense and related FBT1) (Non-GAAP)	$18.9	$18.6	$19.2

	Three months ended
	Sep 30,	Sep 30,	Jun 30,
	2010	2009	2010
Selling, general and administrative expenses as a percentage of revenue (GAAP)	12.7%	15.1%	13.1%
Adjusted selling, general and administrative expenses (excluding share-based compensation expense and related FBT1) as a percentage of revenue less repair payments (Non-GAAP)	20.3%	18.7%	21.5%
Reconciliation of operating income (loss) (GAAP to non-GAAP)

	Three months ended
	Sep 30,	Sep 30,	Jun 30,
	2010	2009	2010
	(US dollars in millions)
Operating income (loss) (GAAP)	$5.6	$6.7	$(0.8)
Add: Amortization of intangible assets	7.9	8.1	8.0
Add: Share-based compensation expense	1.0	4.3	0.5
Add: Related FBT[1]	—	0.3	—
Adjusted operating income (excluding amortization of intangible assets, share-based compensation expense, and related FBT1) (Non-GAAP)	$14.5	$19.4	$7.7

1.
FBT means the fringe benefit taxes on options and restricted share units granted to employees under the WNS 2002 Stock Incentive Plan and the WNS 2006 Incentive Award Plan (as applicable) paid by WNS to the Government of India. In August 2009, the Government of India passed the Finance (No.2) Act, 2009 which withdrew the levy of FBT with effect from April 1, 2009.

Fiscal Q2 2011 WNS (Holdings) Limited

	Three months ended
	Sep 30,	Sep 30,	Jun 30,
	2010	2009	2010
Operating income (loss) as a percentage of revenue (GAAP)	3.6%	4.6%	(0.5)%
Adjusted operating income (excluding amortization of intangible assets, share-based compensation expense, and related FBT1) as a percentage of revenue less repair payments (Non-GAAP)	15.6%	19.5%	8.6%
Reconciliation of net income (loss) attributable to WNS shareholders (GAAP to non-GAAP)

	Three months ended
	Sep 30,	Sep 30,	Jun 30,
	2010	2009	2010
	(US dollars in millions)
Net income (loss) attributable to WNS (Holdings) Limited shareholders (GAAP)	$4.9	$1.4	$(6.0)
Add: Amortization of intangible assets	7.9	8.1	8.0
Add: Share-based compensation expense	1.0	4.3	0.5
Add: Related FBT[1]	—	0.3	—
Less: Net loss attributable to redeemable non-controlling interest	0.1	0.4	0.3
Adjusted net income (excluding amortization of intangible assets, share-based compensation expense, related FBT[1] and net loss attributable to redeemable non-controlling interest) (Non-GAAP)	$13.8	$13.7	$2.2

	Three months ended
	Sep 30,	Sep 30,	Jun 30,
	2010	2009	2010
Net income (loss) as a percentage of revenue (GAAP)	3.2%	0.9%	(4.0)%
Adjusted net income (excluding amortization of intangible assets, share-based compensation expense, related FBT[1] and net loss attributable to redeemable non-controlling interest) as a percentage of revenue less repair payments (Non-GAAP)	14.8%	13.8%	2.4%

1.
FBT means the fringe benefit taxes on options and restricted share units granted to employees under the WNS 2002 Stock Incentive Plan and the WNS 2006 Incentive Award Plan (as applicable) paid by WNS to the Government of India. In August 2009, the Government of India passed the Finance (No.2) Act, 2009 which withdrew the levy of FBT with effect from April 1, 2009.

Fiscal Q2 2011 WNS (Holdings) Limited
Reconciliation of basic income (loss) per ADS (GAAP to non-GAAP)

	Three months ended
	Sep 30,	Sep 30,	Jun 30,
	2010	2009	2010
Basic income (loss) per ADS (GAAP)	$0.11	$0.02	$(0.14)
Add: Adjustments for amortization of intangible assets, share-based compensation expense, related FBT[1], net loss attributable to redeemable non-controlling interest and impact from changes in carrying amount of redeemable non-controlling interest.	0.20	0.30	0.19

Basic adjusted net income per ADS (excluding amortization of intangible assets, share-based compensation expense, related FBT[1] and net loss attributable to redeemable non-controlling interest) (Non-GAAP)	$0.31	$0.32	$0.05

Reconciliation of diluted income (loss) per ADS (GAAP to non-GAAP)

	Three months ended
	Sep 30,	Sep 30,	Jun 30,
	2010	2009	2010
Diluted income (loss) per ADS (GAAP)	$0.11	$0.02	$(0.14)
Add: Adjustments for amortization of intangible assets, share-based compensation expense, related FBT[1], net loss attributable to redeemable non-controlling interest and impact from changes in carrying amount of redeemable non-controlling interest.	0.20	0.29	0.19

Diluted adjusted net income per ADS (excluding amortization of intangible assets, share-based compensation expense, related FBT[1] and net loss attributable to redeemable non-controlling interest) (Non-GAAP)	$0.31	$0.31	$0.05

1.
FBT means the fringe benefit taxes on options and restricted share units granted to employees under the WNS 2002 Stock Incentive Plan and the WNS 2006 Incentive Award Plan (as applicable) paid by WNS to the Government of India. In August 2009, the Government of India passed the Finance (No.2) Act, 2009 which withdrew the levy of FBT with effect from April 1, 2009.

Note:	Any discrepancies in any table between totals & sums of the amounts listed are due to rounding.